# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lyell Immunopharma, Inc., CIK 0001806952
CUSIP: 55083R104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 201 Haskins Way, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 07/25/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002082302

## Reporting persons
- Explore Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,040,964; sole dispositive power 0; shared dispositive power 1,040,964; aggregate amount beneficially owned 1,040,964 (5.4% of the class)
  Comment: The percentage reported in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934 (as amended, the "Exchange Act") and based on an aggregate total of 14,808,006 shares of the common stock of Lyell Pharmaceuticals, Inc. (the "Issuer") outstanding as of May 30, 2025, as reported by the Issuer in its preliminary prospectus (the "Prospectus") (File No. 333-288769) dated July 18, 2025, incorporated in the Issuer's Form S-3 registration statement filed with the Securities and Exchange Commission (the "SEC") on July 18, 2025, and after giving effect to the issuance of: (i) an additional 625,000 shares (the "ImmPACT Shares") of common stock on July 2, 2025 as reported in the Prospectus and (ii) an additional 3,753,752 shares (the "PIPE Shares") of common stock on July 25, 2025 upon completion of the Issuer's private placement transaction as reported by the Issuer in its Current Report filed with the SEC on Form 8-K (File No. 001-40502) on July 25, 2025.
- Jeffrey P. Bezos: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,040,964; sole dispositive power 0; shared dispositive power 1,040,964; aggregate amount beneficially owned 1,040,964 (5.4% of the class)
  Comment: For purposes of Rule 13d-3 under the Exchange Act, all shares of the Issuer's common stock held by Explore may be deemed to be beneficially owned by Jeffrey P. Bezos as the sole member of Explore.
  
  The percentage reported in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act, and based on an aggregate total of 14,808,006 shares of the common stock of the Issuer outstanding as of May 30, 2025, as reported in the Prospectus, and after giving effect to the issuance of: (i) the ImmPACT Shares on July 2, 2025 as reported in the Prospectus and (ii) the PIPE Shares on July 25, 2025, as reported by the Issuer in its Current Report filed with the SEC on Form 8-K (File No. 001-40502) on July 25, 2025.

## Item 1. Issuer
Name of issuer: Lyell Immunopharma, Inc.
Address of issuer's principal executive offices: 201 Haskins Way, South San Francisco, CA, 94080.

## Item 2. Person Filing
Name of person filing:
Explore Investments LLC, a Delaware limited liability company ("Explore")
Jeffrey P. Bezos, an Individual ("Mr. Bezos" and together with Explore, the "Reporting Persons")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

P.O. Box 6470
Surfside, FL 33154
Citizenship: Explore is formed in the State of Delaware. Mr. Bezos is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities for purposes of this initial statement on Schedule 13G (this "Statement") shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of July 25, 2025 (the "Event Date"), the Reporting Persons may each be deemed to directly or indirectly beneficially own an aggregate 1,040,964 shares of the Issuer's common stock.

Explore is the direct holder of all the shares identified in the preceding paragraph. For purposes of Rule 13d-3 under the Exchange Act, all of the aforementioned securities of the Issuer directly held by Explore may be deemed to be beneficially owned by Mr. Bezos as the sole member of Explore. Notwithstanding, the filing of this Statement shall not be construed as an admission by Mr. Bezos, for purposes of Sections 13(d) or 13(g) of the Exchange Act or otherwise, as to beneficial ownership of the securities reported herein.

Of the shares described in the preceding paragraph, 938,438 (the "PIPE Shares") were acquired in connection with the initial closing of a private placement transaction (the "PIPE Transaction") completed on the Event Date, pursuant to a Securities Purchase Agreement (the "Purchase Agreement") entered into by and among the Issuer, Explore, and certain other institutional and accredited investors (collectively, the "Purchasers") on July 24, 2025.

For the avoidance of doubt, the number of securities reported in this Statement as beneficially owned by the Reporting Persons does not include any securities which may be issued at a future date pursuant to the Investor Call Right or Milestone Closing Put Right (each as defined in the Purchase Agreement), or any other provision of the Purchase Agreement.

The foregoing description of the PIPE Transaction, the Investor Call Right, the Milestone Put Right, and the Purchase Agreement are not complete and are qualified in their entirety by reference to the full text of the: (i) Issuer's Current Report filed by the Issuer on Form 8-K (the "Form 8-K") with the U.S. Securities and Exchange Commission (the "SEC") on July 25, 2025 (File No. 001-40502) and (ii) Purchase Agreement, which was filed by the Issuer with the SEC as Exhibit 10.1 to the Form 8-K.
Percent of class:
As of the Event Date, the Reporting Persons were each deemed to directly or indirectly beneficially own an aggregate 5.4% of the Issuer's outstanding common stock.

The aforementioned percentage was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 14,808,006 shares of the Issuer's common stock outstanding as of May 30, 2025, as reported by the Issuer in its preliminary prospectus (the "Prospectus") (File No. 333-288769) dated July 18, 2025, incorporated in the Issuer's Form S-3 registration statement filed with the SEC on July 18, 2025, and after giving effect to the issuance of: (i) an additional 625,000 shares of common stock on July 2, 2025 as reported in the Prospectus and (ii) an additional 3,753,752 shares of common stock on July 25, 2025 upon completion of the PIPE Transaction as reported by the Issuer on the Form 8-K.
Sole power to vote or to direct the vote:
Explore 0
Mr. Bezos 0
Shared power to vote or to direct the vote:
Explore 1,040,964
Mr. Bezos 1,040,964
Sole power to dispose or to direct the disposition:
Explore 0
Mr. Bezos 0
Shared power to dispose or to direct the disposition:
Explore 1,040,964
Mr. Bezos 1,040,964

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Explore Investments LLC: /s/ Paul Dauber, Paul Dauber/its Manager (08/19/2025)
- Jeffrey P. Bezos: /s/ Jeffrey P. Bezos, Jeffrey P. Bezos/an Individual (08/19/2025)